

May 5, 2015

<u>**Via E-Mail**</u>

Robert J. Minkus, Esq.
Schiff Hardin LLP
233 South Wacker Drive, Suite 6600
Chicago, IL 60606

>   **Re: AAR Corp.**
>   **Schedule TO-I filed April 27, 2015**
>   **SEC File No. 005-20840**

Dear Mr. Minkus:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. It appears that you are relying on the relief granted in Alliance Semiconductor Corporation (September 22, 2006) to conduct your offer. If so, please revise your cover page to disclose the maximum number of shares that may be purchased in the offer.

Summary Term Sheet, page vi

2. We note that the third q&a on page vii states that you may terminate the offer if "in [your] judgment" a condition is "unlikely to be satisfied." Please remove this language. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

3.   On a similar note, we note the condition in the first bullet point on page x of your summary term sheet can only be determined by you and is subject to your action and your sole discretion. Please delete or revise the condition in such a way that the offer is not rendered illusory.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

                              Sincerely,

                              /s/ Daniel F. Duchovny
                              Daniel F. Duchovny
                              Special Counsel
                              Office of Mergers & Acquisition